NO ACT

DC
PE
1-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08023777

Received SEC
JAN 28 2008
Washington, DC 20549

January 28, 2008

Gloria Santona
Executive Vice President, General Counsel
and Secretary
McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/28/2008

Re: McDonald's Corporation
Incoming letter dated January 18, 2008

Dear Ms. Santona:

This is in response to your letter dated January 18, 2008 concerning the shareholder proposal submitted to McDonald's by Michael R. Levin. We also received a letter from the proponent on January 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

PROCESSED
E JAN 31 2008
THOMSON
FINANCIAL

McDonald's Corporation
2915 Jorie Boulevard
Oak Brook, IL 60523

Rule 14a-8(i)(3)
Rule 14a-8(i)(7)

January 18, 2008

BY HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: McDonald's Corporation – Shareholder Proposal Submitted by Michael R. Levin

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of McDonald's Corporation ("McDonald's"), and I am submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Commission of McDonald's intention to exclude from its proxy materials for its 2008 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by Michael R. Levin (the "Proponent"). McDonald's also requests confirmation that the staff will not recommend to the Commission that enforcement action be taken if McDonald's excludes the Proposal from its 2008 proxy materials in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence between McDonald's and the Proponent, are attached as Exhibit 1.

In accordance with Rule 14a-8(j), we have enclosed six copies of this letter, including the exhibit. A copy of this letter and the exhibit is also being provided simultaneously to the Proponent.

McDonald's currently intends to file its definitive proxy materials with the Commission on or about April 7, 2008.

The Proposal

The Proposal requests that McDonald's shareholders approve the following resolution:

Whereas: McDonald's Corporation lacks a comprehensive, consistent strategy and approach to risk taking. In many areas, strategy, approaches, practices and programs reflect a harmful risk aversion that negates its otherwise aggressive risk taking in other areas. Taken together, these risk management approaches, practices and programs cost McDonald's approximately $355 million in annual cash flow, or approximately $0.28 per common equity share, without having a material impact on the variability of aggregate financial results. These risk management programs represent overly conservative risk avoidance that is inconsistent with investor expectations for McDonald's riskiness within investor portfolios.

Resolved: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investments in McDonald's. Possible steps to implement this strategy may include:

- reduce substantially McDonald's levels of cash and other sources of working capital
- issue only floating rate debt, and converting existing fixed-rate debt to floating-rate
- eliminate stand-by debt facilities
- eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." See *Release No. 34-40018* (May 21, 1998).

The Commission's 1998 release established two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Adoption and Implementation of a Comprehensive Risk Strategy is Related to McDonald's Ordinary Business Operations

At its core, the Proposal requests that the board of directors of McDonald's adopt and implement a comprehensive risk strategy. In *Staff Legal Bulletin No. 14C* (June 28, 2005), the staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations...we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk."

The Proponent submitted a virtually identical proposal to McDonald's in 2006. In accordance with the staff's position articulated in *Staff Legal Bulletin No. 14C*, the staff agreed the proposal was excludable under Rule 14a-8(i)(7) as relating to our ordinary business operations. See *McDonald's Corporation* (March 14, 2006). In addition, the Proponent has submitted the same or a substantially similar proposal to at least two other companies, and in each case the staff agreed that the proposal was excludable under Rule 14a-8(i)(7). See *Alliant Energy Corporation* (March 10, 2002) and *Motorola, Inc.* (March 7, 2002).

The staff's concurrence that the Proponent's 2006 proposal to McDonald's was excludable under Rule 14a-8(i)(7) should be equally applicable to the Proposal. Nothing has happened in the intervening two years to suggest that risk management has ceased to be ordinary business. To the contrary, the staff has consistently taken the position that proposals relating to risk management, corporate strategy and financing decisions relate to ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). See, e.g., *Eli Lilly & Company* (January 29, 2007) and (January 11, 2006) (allowing exclusion of proposal requesting a report on the risks and other effects of the company's policy of limiting the availability of its products to Canadian wholesalers and pharmacies). See also *Pfizer Inc.* (January 13, 2006) (allowing exclusion of proposal requesting a report on the risks of liability arising from the distribution of the company's products); *General Electric Company* (January 13, 2006) (allowing exclusion of proposal requesting an evaluation of the risk of damage to GE's brand name and reputation in the United States as a result of the growing use of foreign outsourcing); *Newmont Mining Corporation*

(January 12, 2006) (allowing exclusion of proposal requesting a management report on the reputational and financial risks of the company's operations in Indonesia); *Eli Lilly and Company* (January 11, 2006) (allowing exclusion of proposal requesting a report on the risk of legal claims arising from the company's policy of limiting the availability of its product to Canadian wholesalers or pharmacies that allow purchase of its products by U.S. residents); *Newmont Mining Corporation* (February 4, 2004) (allowing exclusion of a proposal requesting a comprehensive report on the risk to the company's operations, profitability and reputation of its social and environmental liabilities); *The Chubb Corporation* (January 25, 2004) (allowing exclusion of a proposal requesting a report providing a comprehensive assessment of company's strategies to address the impact of climate change); and *General Electric Company* (February 15, 2000) (allowing exclusion of a proposal on the grounds that sources of financing constitute ordinary business operations).

McDonald's overall comprehensive risk strategy is clearly fundamental to our management's ability to run the company on a day-to-day basis. Indeed, as the Proponent noted in his response to McDonald's no-action request in 2006, "...how a company takes and manages risk is a fundamental component of a company's direction and strategy." See *McDonald's Corporation* (March 14, 2006). The Proponent has made identical or substantially similar statements each time he has submitted the proposal for inclusion in a proxy statement. See *McDonald's Corporation* (March 13, 2002); *Alliant Energy Corporation* (March 10, 2002); and *Motorola, Inc.* (March 7, 2002). We agree that decisions relating to risks and risk-taking fundamentally relate to our ability to manage the financial condition and operations of McDonald's and, as such, are not an appropriate subject for direct shareholder oversight. As discussed above, the staff has considered the Proponent's proposal, in substantially identical form, in four prior no-action letters, and in each case the staff has agreed that the proposal was excludable under Rule 14a-8(i)(7).

The Proposal is excludable under Rule 14a-8(i)(7) for the additional reason that it attempts to "micro-manage" McDonald's ordinary business operations by suggesting particular modifications to McDonald's current risk strategy and risk management program, including cash management, types of debt instruments, debt levels and hedging techniques. These are the types of issues that McDonald's management must resolve every day, with oversight by the board of directors, and that, consistent with staff precedent, are not suitable for shareholder oversight.

For all these reasons, McDonald's believes that the Proposal relates to matters that involve McDonald's ordinary business operations and thus is excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a company to exclude a proposal if the proposal or its supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In *Staff Legal Bulletin No. 14B* (September 15, 2004), the staff stated that a company may exclude a proposal under Rule 14a-8(i)(3) where the "proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal calls for McDonald's board of directors to implement a comprehensive risk strategy "that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in McDonald's." This statement provides very little guidance to McDonald's, or its shareholders, regarding what exactly is being proposed. It is not clear what "independent research" would guide the formulation of this new risk strategy. Even less clear is how the policy would be made consistent with the "overall level of variability in financial results that investors expect from their investment." The expectations of investors vary from individual to individual, and in any case no independent researcher could know how to assess investors' expectations regarding "variability in financial results." The phrase is so vague that McDonald's shareholders would be as hard-pressed to understand what they were being asked to approve as McDonald's would be to implement it. Thus, McDonald's believes that the Proposal is excludable under Rule 14a-8(i)(3).

Conclusion

For the reasons set forth above, it is our view that McDonald's may exclude the Proposal from its proxy materials under Rule 14a-8(i)(7) and Rule 14a-8(i)(3). We request the staff's concurrence in our view, and we further request confirmation that the staff will not recommend any enforcement action to the Commission if McDonald's so excludes the Proposal.

If you have any questions or need additional information, please free to contact me at (630) 623-3373 or Denise Horne at (630) 623-3154. When a written response to this letter is available, I would appreciate your sending it to me by fax at (630) 623-0497 and to the Proponent by fax at (847) 291-3840.

Sincerely,

Gloria Santona
Executive Vice President,
General Counsel and
Secretary

cc: Michael R. Levin
Alan L. Dye

Exhibit 1

Copy of the Proposal and Correspondence

MICHAEL R. LEVIN
1863 KIEST AVENUE
NORTHBROOK, ILLINOIS 60062

December 6, 2007

VIA FACSIMILE to +1.630.623.0497 and US Mail

Ms. Gloria Santona
Corporate Secretary
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Re: Shareholder Proposal

Dear Ms. Santona,

We have beneficially owned shares of McDonald's Corporation ("McDonald's") valued at more than $2,000 for more than one year, and we expect to continue ownership through the date of McDonald's next annual meeting (see attached letter evidencing such ownership). Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 we hereby submit the following shareholder proposal and supporting statement for inclusion in McDonald's proxy statement for the next annual meeting of stockholders or any earlier meeting.

***

Whereas: McDonald's Corporation lacks a comprehensive, consistent strategy and approach to risk taking. In many areas, strategy, approaches, practices and programs reflect a harmful risk aversion that negates its otherwise aggressive risk taking in other areas. Taken together, these risk management approaches, practices and programs cost McDonald's approximately $355 million in annual cash flow, or approximately $0.28 per common equity share, without having a material impact on the variability of aggregate financial results. These risk management programs represent overly conservative risk avoidance that is inconsistent with investor expectations for McDonald's riskiness within investor portfolios.

Resolved: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in McDonald's. Possible steps to implement this strategy may include:

- reduce substantially McDonald's levels of cash and other sources of working capital
- issue only floating rate debt, and converting existing fixed-rate debt to floating-rate
- eliminate stand-by debt facilities
- eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

Supporting statement
By designing, adopting, and implementing a comprehensive risk strategy, McDonald's will increase annual cash flow by an estimated $355 million, or approximately $0.28 per common equity share, without a material increase in the variability of McDonald's aggregate financial results and corresponding increase in needed economic capital. This figure is based on analyses of publicly available information from McDonald's and comparable firms concerning cash and working capital, debt structure, and hedging activities. This figure could in fact increase as McDonald's implements a comprehensive risk strategy in other areas not analyzed, such as agricultural commodity price hedging or product quality.

McDonald's appears to exhibit considerable risk aversion, based in part on McDonald's executives' inaccurate, incomplete, and isolated views of many of the risks in the QSR business. Both established theory and available evidence suggests that McDonald's executives over-react to individual sources of variability, and design and implement risk strategies that respond as absolutely and completely as possible to what they perceive as material risks. McDonald's investors view their investment differently, as a logical collection of risks that generate an aggregate performance, and care much less than executives do about individual sources of risk. Furthermore, investors typically have a higher tolerance for variability than executives, with executives thinking that many more events are material than investors think are material.

<u>A vote FOR this proposal is a vote to align executive risk taking with shareholder risk appetite.</u>

***

Please feel free to contact me at 847.291.3431 with any questions.

Very truly yours,

Michael R. Levin
m.levin@comcast.net

E*TRADE FINANCIAL

E*TRADE Securities LLC
P.O. Box 1542
Merrifield, VA 22116-1542

www.etrade.com
Member NASD/SIPC

December 6, 2007

Mr. Michael Levin
1863 Kiest Ave
Northbrook, IL 60062

Re: Acct # 6469-4394

Dear Mr. Levin,

This letter is in response to a recent correspondence that was received in our office, dated November 27, 2007, concerning your position of McDonalds Corporation (symbol MCD). Please note that we are always happy to investigate and respond to any customer inquiry addressed to our firm when given the opportunity.

Our records indicate that you have held 1,000 shares of MCD in your account for more than one year and the shares still reside in your account as of December 6, 2007.

We appreciate your patience while awaiting a response from us. If you have any further questions or need any additional assistance, please feel free to contact us at 1.800.387.2331.

We thank you for your continued patronage of E*TRADE Securities and wish you success with your future investments.

Sincerely,

Ryan Foote
Correspondence Specialist
E*TRADE Securities LLC

MICHAEL R. LEVIN
1863 KIEST AVENUE
NORTHBROOK, ILLINOIS 60062

October 11, 2007

Mr. James A. Skinner
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Re: Risk Taking and Risk Management

Dear Mr. Skinner,

Several years ago I began correspondence as an investor with Jack Greenberg and others at McDonald's on the subject of how our company takes and manages risk. I have followed this subject since then in various ways, and think it is now a good time to refresh and revisit this discussion with you.

In sum, and as the attached correspondence and analysis shows, I think that while in some critical ways McDonald's takes appropriate risks, in many other ways a more progressive and thoughtful approach to risk-taking and risk management could improve annual cash flow by as much as $350 million per year.

I have enclosed my past correspondence and the analysis that supports this contention, including my original letter to Mr. Greenberg setting forth the framework for this concept, and the supporting analysis updated to reflect the latest public financial information.

I would of course be pleased to discuss this with you directly, so let me know when you have had a chance to review this information.

I look forward to hearing from you soon.

Very truly yours,

Michael R. Levin
847.830.1479
m.levin@comcast.net

August 28, 2000

Mr. Jack M. Greenberg
Chief Executive Officer
McDonald's Corporation
McDonald's Plaza
Oak Brook, IL 60523

Re: Risk Taking and Risk Management

Dear Mr. Greenberg,

I am writing on behalf of investors in McDonald's Corporation representing 5,000 common equity shares.

We would like to meet with you to discuss potential changes in how McDonald's takes and manages risk. We estimate that a more progressive approach to risk taking and risk management would increase cash flow by as much as $200 million per year, with an impact on after-tax earnings of $0.10 per share.

We understand and support completely your overall approach to risk taking. In 1997, you said "We also need to cultivate a risk-taking mentality that is driven by our field operating needs...". It appears that McDonald's has accomplished just that, through aggresive international expansion, the Made For You initiative, and the acquisition of other QSR concepts. These all illustrate the substantial progress that McDonalds has made in this area.

However, we fear that some other practices and programs reflect a harmful risk aversion that negates much of the necessary and appropriate risk taking that McDonalds has undertaken in the last three years. Taken together, these decisions appear to cost McDonald's millions of dollars in cash flow without having a material impact on the variability in financial results. It appears to us that McDonald's avoids risk in ways that are inconsistent with investor expectations for the firm's riskiness within our portfolios.

We think McDonald's should adopt a more progressive approach to risk management. With this approach, sometimes called enterprise risk management, McDonald's would:

- determine the overall level of variability in financial results that McDonald's should deliver, which depends largely on investor appetite for risk in their investment portfolios
- understand how individual risks contribute to overall variability

- design programs that respond to both the desired level of overall variability and to individual risks.

We expect that such an approach will then change how McDonald's manages individual risks, including:

- Liquidity risk, including level of cash reserves and use of standby bank lines of credit
- Interest rate risk, related to the ratio of fixed-rate to floating-rate debt and to derivatives purchased to limit variability in interest rates and interest expense
- Currency risk, related to derivatives purchased to limit variability in exchange rates between U.S. Dollars and other currencies
- Property and casualty and employee benefits risks, including purchased insurance for those risks
- Commodity risk, including hedging the price of various purchased commodities like beef, chicken and grain
- Equity risk, related to hedging of the variability in the price of equity holdings, including the price of McDonald's shares.

By improving the firm's general attitude toward risk, and by then following specific recommendations in each of the areas listed above, we believe that McDonald's will increase annual cash flow by as much as $200 million without a material increase in the variability in financial results. That figure is based on analyses of information taken only from public disclosure documents. There may be other areas worth discussing, including how McDonald's manages credit and commodity risk, and how the firm exercises control over internal processes and operations.

We must make clear that we seek only a discussion of McDonald's risk taking and risk management strategy and tactics. We have no other agenda other than supporting our investment in McDonald's, and specifically in assuring that McDonald's takes risk commensurate with investor ability to bear it.

We would like to meet with you to discuss our analysis and submit our recommendations. I will be in touch to schedule a convenient time. Please feel free to contact me at 847.291.3431 with any immediate questions.

We look forward to speaking with you soon.

Very truly yours,

Michael R. Levin

σ

Sigma

Case Study

October 2007

CONFIDENTIAL PRELIMINARY DRAFT –
FOR DISCUSSION PURPOSES ONLY
This document is confidential, and is intended solely for the recipient and may not be further distributed.

For further information please contact:

Michael R. Levin
Sigma
847.830.1479
m.levin@comcast.net

Case Study

McDonald's Corporation

Based on our analysis, we estimate that the current risk management approach at McDonald's Corporation (MCD) results in a cost to investors, net of the impact on economic capital, of approximately $355 million per year, or $0.28 per share. Adopting a different approach would recapture that cash flow, and could increase share price by as much as 5-10%.

Background
Without question, MCD is one of the most successful firms in the world over the last fifty years. They defined and perfected the quick-serve restaurant (QSR) concept, and represent the best practice in franchising, worldwide brand building and marketing, retail real estate development, and supply chain management.

MCD has rewarded investors commensurately. Since 1990, an investment in McDonald's has returned approximately 10% annually. They are now the largest restaurant chain in the world, with total sales of over $41 billion in 2006 (including both corporate and franchised operations), and 2006 corporate revenues and after-tax profits of $22 billion and $3.5 billion, respectively.[1] Most analysts agree that MCD will continue to build on these successes.

Attitude toward risk
Like most large corporations, MCD executives combine risk-taking and risk averse attitudes in how they operate their business.

MCD takes risk in interesting and aggressive ways:

- International expansion introduces numerous risks, related to how different nations and cultures will react to the QSR concept, and how local economic conditions affect demand for MCD products.
- Revamping substantially U.S. and overseas operations to better compete with other QSRs
- Diversification into other QSRs, particularly arising from how well and how quickly MCD can use its competencies in franchising, brand-building and marketing, retail real estate development, and supply chain management to accelerate growth and increase profitability of the acquired businesses.

At the same time that it takes these risks, and exposes its financial results to increased variability, MCD also has a specific approach to managing risk (see below), which seeks to limit variability in financial results. Risk arises from a wide range of sources, in different parts of MCD and in different countries in which the firm operates. Some of the many sources of variability are:

- Financial markets, including variability in equity prices, interest rates and foreign exchange rates

[1] All McDonald's data is taken from the 2006 Form 10-K or the 2006 Financial Report

- Employment costs, particularly related to variability in the cost of employee health care and retirement benefits
- Operations, such as unpredictable costs arising from property damage and casualty events, unanticipated demands on cash that reduce liquidity, or variability in the price of commodity inputs.

There are many other sources of risk, as well, both specific to MCD and common to all QSRs and, indeed, to all global corporations.

Risk management approach

Risk management at MCD does not appear to involve a concise and logical corporate strategy toward risk, in the same way that its approach to other issues, such as growth, involves a concise and logical strategy. Instead, it seems to consist of a wide range of individual programs and responses to specific sources of variability. These appear to fall into three categories[2]:

- Transfers, which includes insurance of all sorts, derivative transactions, and risk-shifting in contracts with others
- Internal process control, which entails the processes, systems, and headcount needed to assure that processes generate results that vary only within given parameters
- Capital structure, including how much liquidity, debt, and equity the firm maintains.

Taken together as an overall program, risk management at MCD strikes us as excessively conservative, uncoordinated, and based on incomplete analyses. Specific details about this approach are discussed below.

Impact of risk management approach

Our analysis of the cash flow and economic capital related to the company's risk management program indicates that MCD reduces annual cash flow by as much as $350 million per year, with no material (to investors) impact on the firm's risk and economic capital. This increase in cash flow translates to an annual earnings increase of approximately $0.28 per share, which in turn would result in an increase in share price of approximately $3.50 to $4.50 or 5-10%, based on recent trading multiples.

McDonald's (or any firm's) risk management program affects its financial results in two distinct but related ways:

- it entails some sort of cost (both direct expense and indirect cost) that reduces current cash flow
- it reduces variability in financial results, which is reflected in the amount of economic capital that MCD requires from investors.

---

[2] Meulbroek, Lisa; "Total Strategies for Company-Wide Risk Control"; *Financial Times*, May 9, 2000, p. S1

Case Study

In our view, this risk management approach in fact involves a material cost, and reduction in cash flow, without a material (to investors) decrease in variability of financial performance and corresponding reduction in economic capital. It may also have an indirect impact that has the effect of hiding unprofitable projects from investors.

> The direct impact on **cash flow** entails the cost to MCD of the individual components and programs. These costs include various premiums paid for derivatives and insurance, fees paid to vendors, and the cost of internal headcount and systems for managing these risks. Costs also include unnecessary diversion of cash flow, such as through interest expense under fixed rate debt when floating rate debt would cost less. In 2005 we estimate that this cost was approximately $250 million.
>
> The impact on **economic capital** follows from how much this approach reduces variability in financial results. The current approach does reduce variability in financial results, at least by a slight amount. However, based on the company's own analysis and our analysis of similar firms, it appears that the actual reduction is not material to investors, and hence the impact on economic capital is at best slight.
>
> The **indirect impact** is difficult to quantify, but may be significant. At least one scholar has identified a possible agency cost related to risk management, in which executives use risk management programs to stabilize cash flows in their firm. This reduces the likelihood of needing to obtain funds from investors for less-than-optimal initiatives and investments.[3]

In general, we have used publicly available information to identify some specific components of this approach, comprising six risk management programs that merit further analysis. MCD may in fact have other programs that merit such analysis, but we have been unable to identify them based on publicly available information. The table below describes these specific programs.

Consequences

At least two questions follow from this analysis:

How does this situation arise, in which McDonald's appears to adopt an approach that diverts considerable cash flow without an apparent benefit?

McDonald's risk management approach reflects considerable executive risk aversion. This risk aversion is based in large part on executives' inaccurate, incomplete, and fragmented views of the risks that exist in their business. A growing body of theory and evidence suggests that executives over-react to individual

---

[3] Tufano, Peter, 1998. "Agency Costs of Corporate Risk Management", *Financial Management*, Vol. 27, No. 1 (Spring), pp. 67-77.

sources of variability, and hence they design and implement individual management programs that respond as completely as possible to what they perceive as material risks.[4]

Investors generally do not share executives' views, and tend to see a firm differently. In some critical respects investors view a firm as a logical collection of risks that generate an aggregate performance. Hence, individual sources of risk tend to concern investors much less they concern management. Furthermore, investors typically have a higher tolerance for variability than executives do. In many instances executives and investors disagree about whether an event or outcome is material, with executives thinking many more events are material than investors do.

In our experience, MCD is no different than many other large firms, in which executives and investors have significantly different views of risk.

How should McDonald's rectify this situation?

Clearly, MCD should revise and improve its overall risk management approach. In general, that approach must align executive risk attitudes, including how executives manage risk, with investor risk appetite. In McDonald's case, this requires executives to begin to tolerate more variability in financial results than they have in the past. We believe that over time, executives will find that although future financial results may vary more than they had in past years, the increase in variability will not concern investors.

Implementing a new approach will have the consequence of eliminating (or at least modifying significantly) the individual risk management programs that make up the current risk management program. In this way MCD regains the cash flow that it now diverts to these programs, without a material (to investors) increase in variability of financial results.

Based on preliminary information from MCD public disclosures, we identify several specific changes:

- Borrow funds using only floating-rate debt
- Reduce significantly its levels of cash and cash equivalents
- End the purchase of property and casualty and employee benefits insurance
- End its use of stand-by credit facilities
- End its program of hedging foreign exchange variability.

Taken together, the analysis indicates that these changes would generate an increase in cash flow of approximately $350 million per year.

There are other potential changes that would further improve cash flow, including:

- Ending hedging the prices of agricultural commodities such as beef and grain

[4] Shapira, Zur, 1994. *Risk Taking: A Managerial Perspective.* New York: Russell Sage Foundation.

Case Study

- Ending hedging the prices of other commodity inputs or similar variables, such as building materials, electricity, natural gas, and weather risk
- Ending any hedging of credit risk related to franchisees and other counterparties
- Ending active management of equity investments, such as employee pension plans, and adopting only indexed investments.

One way for MCD to begin to improve its risk management approach is to adopt these specific changes. The approach that emerges from adopting these changes then will have the effect of better aligning executive risk behavior with investor risk appetite.

Risk or source of variability	Management program	Cash flow impact	Economic capital impact	
Liquidity: MCD may incur unexpected increases in all types of operating expenses, and may require a source of funds for unplanned investment through contingency loan facilities.	As of 12/31/06, MCD maintains $2.1 billion in cash and cash equivalents, or approximately 44 days' of operating expense.	Comparable firms maintain approximately 5 days' of operating expense, or $250 million for MCD. The economic cost of $1.8 billion in cash is approximately $180 million (assuming a marginal cost of capital of 10%).	In principle, reducing cash reserves increases the likelihood that MCD will need to use short-term borrowing. However, based on analysis of similar firms, the likelihood of this occurring is remote.	~~180~~ 0
	As of 12/31/06 MCD maintained $2.3 billion in stand-by and unused credit facilities.	We estimate that these facilities cost approximately $2.3 million in 2006, including fees and headcount.	In past years MCD has indicated it has not experienced any difficulty in obtaining debt financing.	~~2~~ 0
Property and casualty events: the future, unknown financial impact of damage to various physical assets and of various casualty events. In 2006 we estimate the cost of these events is $50 million.	MCD maintains a customary portfolio of property and casualty insurance policies.	We estimate that this portfolio cost approximately $30 million in 2006, including insurance premiums, fees, and headcount.	Based on analysis of similar firms, the likelihood that the firm will experience a *material* property or casualty event that it's insurance will cover is extremely remote.[5]	~~20~~ 10
Employee benefits: the variable cost of providing health care and retirement benefits to current and retired employees. In 2006 we estimate total cost of employee benefits was approximately $500 million.	MCD maintains a customary portfolio of employee benefits insurance policies.	We estimate that this portfolio cost approximately $25 million in 2005, including insurance premiums, fees, and headcount.	Based on analysis of similar firms, the likelihood that the firm will experience a *material* increase in employee benefits costs is extremely remote.	~~25~~ 0
Interest rate: varying interest rates may affect the firm's annual interest expense	Approximately 49% of the firm's borrowing involves fixed-	If the firm uses only floating rate debt instruments, the interest	MCD "...prepared sensitivity analyses to determine the impact of hypothetical	

[5] Doherty, Neil A. and Clifford W. Smith, Jr., 1993, "Corporate Insurance Strategy: The Case of British Petroleum", *Journal of Applied Corporate Finance*, Vol. 6, Num. 3 (Fall), pp. 66-81

Risk or source of variability	Management program	Cash flow impact	Economic capital impact
arising from its short- and long-term borrowing. As of 12/31/06 the firm's total debt was approximately $8.5 billion, and interest expense in 2006 was approximately $402 million.	rate debt instruments.	expense will be approximately $359 million or $43 million less.	changes in interest rates...on the Company's results...[the] analysis assumed a one percentage point adverse change in interest rates...Based on the results of these analyses...a one percentage point adverse change in interest rates...would [not] materially affect the Company's results..."[6]
Currency value: variability in the value of local currencies relative to the U.S. dollar, both arising from specific transactions (purchasing raw materials, labor, and capital) in other countries using U.S. dollars, and from translation of reported and actual profits and losses from local currencies to U.S. dollars. In 2006 approximately 60% of McDonald's revenues and profits originate in currencies other than U.S. dollars.	MCD maintains an active hedging program using various derivative instruments.	We estimate that the total cost of this program was $5 million in 2006, including options premiums, fees, and headcount.	MCD "...prepared sensitivity analyses to determine the impact of hypothetical changes in foreign currency exchange rates...on the Company's results... [The] analysis assumed that each foreign currency rate would change by 10% in the same direction relative to the U.S. Dollar...Based on the results of the analyses...a 10% adverse change in foreign currency rates...would [not] materially affect the Company's results..."[7]

Efficient frontier

5

25

[6] McDonald's 2006 Form 10-K, p. 25
[7] McDonald's 2006 Form 10-K, p. 25

McDonald's Corporation
2915 Jorie Boulevard, Dept. 200
Oak Brook, IL 60523
Direct Dial Number
(630) 623-7563

November 20, 2007

Mr. Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

Dear Mr. Levin:

Your October 11, 2007 letter to Jim Skinner regarding the Company's risk management has been forwarded to me for reply.

As you know, risk management is important to McDonald's. We continually assess the Company's risk strategy in all areas of our business, and when circumstances warrant, will consider appropriate changes to our strategy.

We appreciate you taking the time to share your views with us on this important topic, and thank you for your investment in McDonald's.

Very truly yours,

Michael D. Richard /MI

Michael D. Richard
Senior Vice President and Treasurer

From: Michael Levin [mailto:m.levin@comcast.net]
Sent: Thursday, January 24, 2008 10:26 AM
To: CFLETTERS
Cc: gloria.santona@us.mcd.com
Subject: McDonald's Corporation

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to McDonald's Corporation: gloria.santona@us.mcd.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 18, 2008 (Letter) from Gloria Santona of McDonald's Corporation (McDonald's) to the Office of the Chief Counsel (Staff) concerning McDonald's intention to omit from its proxy materials the shareholder proposal and supporting statement I submitted to McDonald's on December 7, 2007 (Proposal). Based on the Proposal and the Letter, McDonald's has not provided sufficient reason to omit the Proposal. Below I set forth my response to the Letter.

***

McDonald's seeks to omit the Proposal on two grounds: ordinary business operations (Rule 14a-(i)(7)) and vagueness (Rule 14(a)-8(i)(3)).

The Proposal does <u>not</u> deal with McDonald's ordinary business operations

Here I rebut McDonald's argument that the Proposal deals with ordinary business operations. I also respond to McDonald's contention that the Staff, through *Staff Legal Bulletin No. 14C* (June 28, 2005) and other no-action letters, has previously taken the position that proposals related to risk management, corporate strategy, and financing decisions relate to ordinary business operations. Finally, I add additional arguments how the Proposal addresses broad strategic issues that are indeed the proper subject of shareholder proposals.

<u>Proposal is not identical to an earlier proposal</u>
McDonald's relies primarily on its assertion that the Proposal is "substantially identical" to an earlier proposal that I submitted (2006 Proposal), and which the Staff had allowed McDonald's to exclude from the proxy materials. However, there are some important differences between the two proposals, including:

the Proposal identifies and suggests "possible" steps to implement the proposal, rather than the 2006 Proposal mandating these steps as "necessary" (first paragraph of the specific resolution of the Proposal)

the Proposal recommends the Company adopt a risk strategy, rather than the 2006 Proposal prescribing how the Company shall implement the strategy (first paragraph of the supporting statement of the Proposal).

These differences specifically seek to avoid any possibility that McDonald's could interpret the Proposal as intending to "run the company on a day-to-day basis" or "micro-manage" the company.

Concerning the current (revised and updated) Proposal, McDonalds asserts two arguments concerning ordinary business operations. First, McDonalds seeks to omit the Proposal because it seeks to "subject ordinary business decisions and related transactions to direct shareholder oversight." Second, McDonald's also seeks to omit the Proposal because the company claims it will allow shareholders to micro-manage McDonald's. However, properly construed, the Proposal does neither. Instead, it raises issues that in fact constitute a proper and appropriate matter for discussion among shareholders, the Board of Directors, and management.

Proposal does not deal with ordinary business operations

McDonald's first asserts that the Proposal seeks to subject ordinary business decisions and related transactions to direct shareholder oversight. Citing my response to McDonald's request for no-action on the 2006 Proposal, the Company seems to agree with my assertion in the 2006 Proposal that "...how a company takes and manages risk is a fundamental component of a company's direction and strategy." However, in its current request for no-action on the Proposal, McDonald's mis-states this assertion to say "[w]e agree that decisions related to risk and risk-taking fundamentally relate to our ability to manage the financial condition and operations of McDonald's and, as such, are not an appropriate subject for direct shareholder oversight." In this mis-statement, McDonald's appears to equate "financial condition and operations" with "company direction and strategy," with two problematic consequences. First, the Proposal, especially as revised and updated, takes care to not prescribe specific operational activities. Second, McDonald's appears to think that the "financial condition" of the company is not an appropriate subject for direct shareholder oversight. In fact, the Staff has not allowed companies to omit other proposals that subject the "financial condition" of the company to direct shareholder oversight. Most recently, the Staff has not allowed a company to omit a proposal requesting an evaluation of potential losses or liabilities related to mortgage lending of a homebuilder (*Beazer Homes USA, Inc.* November 30, 2007).

Proposal does not micro-manage

McDonald's also asserts that the Proposal will micro-manage the company by "suggesting particular modifications to McDonald's current risk strategy and risk management program, including cash management, types of debt instruments, debt levels, and hedging techniques." Nowhere does the Proposal recommend or require specific tactics about how to manage cash, cash flow or debt, such as types of cash management or debt transactions, specific financial products, or specific counterparties with whom McDonald's should contract. Rather, the Proposal indicates that implementing the risk strategy may reduce cash and working capital and change the structure of the company's debt. The Staff has previously taken the position that companies may not omit proposals that address the Board of Directors role in setting company strategy (*Ameren Corporation,* January 4, 2002; *Duke Energy Corporation,* January 24, 2002). And, to the extent that the Proposal does address an aspect of risk strategy that will likely lead to Board of Directors discussion of McDonald's insurance programs, the Staff has previously taken the position that companies may not omit proposals that concern how much insurance a company needs for its operations (*Baltimore Gas & Electric Company,* February 6, 1990).

Cited staff opinions do not relate materially to the Proposal

McDonald's asserts that *Staff Legal Bulletin No. 14C* applies to the Proposal. The Bulletin reads, in relevant part:

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

In no way does the Proposal require or even recommend that McDonald's evaluate any risk, much less environmental or public health risks, in specific or general ways, or report on certain risks to shareholders. For this reason, *Staff Legal Bulletin No. 14C* bears no material relation to the Proposal, and provides no precedent for allowing McDonald's to exclude the Proposal.

McDonald's also asserts that eight prior Staff positions have allowed other companies to exclude ostensibly similar proposals. However, none of the excluded proposals that McDonald's cites bear any material similarity to the Proposal. One of the eight cited positions duplicates an earlier of another of the eight. Of the net seven prior proposals cited:

three proposals required the subject company to prepare a report to shareholders about environmental hazards (*Newmont Mining Corporation,* February 4, 2004 and January 12, 2006; *The Chubb Corporation,* January 25, 2004); the Proposal does not require any such report to shareholders, nor does it address specific environmental hazards.

two proposals (*Eli Lilly,* January 11, 2006 and January 29, 2007 [identical proposals]; *Pfizer Corporation*, January 13, 2006) required the subject company to evaluate the legal liability associated with selling pharmaceutical products in Canada; nowhere does the Proposal require McDonald's to evaluate legal liability, much less liability associated with pharmaceutical sales or sales in Canada.

one proposal (*General Electric Company,* January 13, 2006) required the subject company to establish a committee to evaluate and report on damage to its reputation as a consequence of outsourcing; nowhere does the Proposal require evaluation of any risk of damage of any sort, much less damage to reputation due to outsourcing.

one proposal (*General Electric Company,* February 15, 2000) required the subject company to report to shareholders on sources of government-related financing; the Proposal does not require any such report to shareholders, nor does it address sources of government-related financing.

Proposal addresses broad strategic issues that are proper subject of shareholder proposals

Beyond McDonald's arguments against including the Proposal, there are two other reasons why the Proposal addresses broad strategic issues that are the proper subject of shareholder proposals.

First, how a company takes and manages risk is a fundamental component of company direction and strategy. McDonald's admits as much in its Letter: "McDonald's overall comprehensive risk strategy is clearly fundamental to our management's ability to run the company on a day-to-day basis." In the same way that shareholders and management discuss and agree on goals and plans for a corporation's returns or profits, they should also discuss and agree on goals and plans for the risk taking and management that underlies the activities that lead to returns or profits. The Proposal merely recommends that the Board of Directors engage in such discussions in a particular manner. Staff has refused to concur with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of the risk of a given business, so that shareholders could evaluate for themselves and discuss with management the risk of the business (*Merrill, Lynch & Co.,* December 29, 1994).

Second, the Proposal addresses a fundamental and material difference between the interests of shareholders and management, specifically in their different views of how much risk the firm should take. In the Supporting Statement, the Proposal sets forth the reasoning underlying the estimated $0.28 per share impact of adopting and implementing the comprehensive risk strategy, namely excessive managerial risk aversion relative to shareholder appetite for risk. In many other similar instances involving differences between the interests of shareholders and management, such as related to shareholder rights plans and executive compensation, companies have not been allowed to omit proposals from shareholders.

The proposal does <u>not</u> violate Rule 14a-9 and is not vague

McDonald's claims that the Proposal

> provides very little guidance to McDonald's, or its shareholders, regarding what exactly is being proposed. It is not clear what "independent research" would guide the formulation of this new risk strategy. Even less clear is how the policy would be made consistent with the "overall level of variability in financial results that investors expect from their investment."

However, there is abundant literature and independent research on risk-taking and risk management, with which McDonald's should be familiar, as it admits it already has a "comprehensive risk strategy." Some other critical terms that puzzle McDonald's are familiar to both their management and shareholders, have plain, precise meanings, and are not "so vague that McDonald's shareholders would be as hard-pressed to understand what they were being asked to approve as McDonald's would be to implement it." McDonald's and its shareholders should be familiar with the concept of "financial results" and "variability" as the company refers repeatedly to these concepts in its SEC filings, annual reports, press releases, and other shareholder communication.

To the extent that Staff has a basis for believing the proposal is vague, pursuant to prior Staff opinions I would like the opportunity to redraft the sections that Staff believes are vague in an effort to comply with the requirements of Rule 14a-9.

***

For these reasons we believe that McDonald's Corporation may not exclude the proposal from the 2008 Proxy Statement and respectfully request that the Staff recommend enforcement action should McDonald's Corporation so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at 847.830.1479.

Thanks for your consideration.

MRL
Michael Levin
847.830.1479
m.levin@comcast.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: McDonald's Corporation
Incoming letter dated January 18, 2008

The proposal requests that the board adopt and implement a comprehensive risk strategy, including specific steps outlined in the proposal.

There appears to be some basis for your view that McDonald's may exclude the proposal under rule 14a-8(i)(7), as relating to McDonald's ordinary business operations (i.e., risk management). Accordingly, we will not recommend enforcement action to the Commission if McDonald's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which McDonald's relies.

Sincerely,

William A. Hines
Special Counsel

END